Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

Alcatel-Lucent Q1 2015 Earnings Call

Operator: Ladies and gentlemen, welcome to the Alcatel-Lucent Press and Analyst Conference. We leave the floor to Michel Combes.

Michel Combes (Chief Executive Officer)

Thank you. Good morning and good afternoon to everyone. Thank you for joining us on the call to discuss Alcatel-Lucent’s Q1 2015 results. Together with me today are my colleagues, Jean Raby, our CFO and Philippe Guillemot, our COO.

Let me start by giving an overview on Q1, what I would call, the last unaffected quarter meaning unaffected by the announcement concerning the merger in between Nokia and Alcatel-Lucent. Q1 was solid, though not an easy one. Not an easy one like for several other peers, as we had to face challenging environments, and in particular, a slower spending environment in North America.

Notwithstanding this, Alcatel-Lucent delivered doubling in operating income, strong growth in next generation technologies and continuing free cash flow improvements. These demonstrate that all efforts and work produced over the last two years to build a more resilient organization are paying off. Jean will comment financials in more detail in a moment, but it’s clear that we have de-risked the operating model of Alcatel-Lucent both in terms of geographies as well as in terms of product mix and that’s good news and that paves the way for better resiliency. On top of that, it’s clear as well that on most of the product lines, we have delivered better than our peers.

Looking ahead, free cash flow delivery remains at the center of our priorities and we reiterate our commitment to be free cash flow positive in 2015. We anticipate the spending environment to remain slow in H1 notably in North America. It doesn’t call into question the long-term potential of these markets and I stand by what I said in various occasions namely that long-term fundamentals for this market remain LTE, but spending profile in 2015 will be more back-end loaded compared to 2014 which was heavily front-loaded.

In addition, we need to be prepared for potential disturbance associated with the plan combination with Nokia which, in any case, will translate in some customers postponing a few decisions when it is feasible.

In light of this environment, not only are we continuing to place a relentless focus on cost savings and cash, but we are also showing strong reactivity and have taken necessary decision measures to secure our free cash flow target delivery. Philippe will come back and will explain later in more details the actions we are taking to secure cash and how we manage that in a very proactive manner, as you can expect from this management team.

Before I hand over to Jean and Philippe for a detailed discussion on Q1 financials and operations, I would like to take a moment to comment on the recent announcement of the plan combination with Nokia and share with you some of the feedback we received.

As you can imagine, the last three weeks have been very busy meeting with all our major stakeholders, customers, employees, shareholders and moving quickly with the immediate next steps. Let me share with you my key takeaways.

On the rationale of the transaction, there is a wide agreement that this combination is powerful, and very importantly, customers should probably to move almost unanimously. And I presently spoke really with our top 30 customers in order to make sure that it was the case and I can confirm that it is the case.

We had questions mostly from the financial community about the scope and alternatives, why not wireless-only deal? Our view is that the full combination is the best from both the strategic standpoint, and more importantly, a value creation standpoint. This is also consistent with customers’ wishes who are more favorable to strong large vendors with scale and scope.

The reality is also that the wireless-only transaction would have made significant execution difficulties associated with a long and protracted carve-outs and additional complexity in China.

In terms of timing, why was it the right moment now? I think there is no question that the industry needs consolidation. In addition, significant investments are needed to successfully compete in the 5G world and those investments need to start now.

Both Alcatel-Lucent and Nokia have strongly performed over the last 18 months and both have accomplished their turnarounds. It’s much easier to combine two companies on a sounder footing. Once you have reached the conclusion that the combination scenario is the best one, when a window of opportunity opens, it’s better to doing it earlier than later.

The execution question and the speed at which the deal can close is the first concern. Although this is not solely dependent on us, we are putting ourselves in the position of being able to be proactive and act quickly as soon as the regulatory agencies would allow. So all in all, I believe that this deal is a good deal for Alcatel-Lucent shoulders and that the timing is the good timing and that the terms of this deal are the right terms which reflect the value of both companies.

Jean, over to you now for detailed financial presentation.

Jean Raby (Chief Financial & Legal Officer)

Thank you, Michel. I now draw your attention to slide four where we gave the usual snapshot of our key financial metrics. First on revenues, as you know, we look at revenue growth excluding managed services, which is the business that, by design, we have restricted the scope of, to improve profitability and also we look at constant perimeter. On that basis, we grew revenues by 12% at actual rates, at minus 2% at constant rates, again reflecting the strength of the U.S. dollar which was also an element of our account in Q4.

More interestingly, from my perspective, when I look at the share of revenues that is attributable to our next-generation products, you see strong growth in the quarter, 25% at actual, 9% at constant exchange rate. And when you look on the last 12-month basis to sort of annualize the profile to get away from lumpiness from one quarter to the other, you see that we externalized a 15% growth rate consistent with what we had indicated for 2013 and 2014, so a very steady growth path for our next-generation technology products.

Gross margin 34.6% in Q1 2015 compared to 32.3% in Q1 2014, an improvement of 230 basis points. Some of that improvement is clearly from improved profitability in several of our business lines. Some of it is also due to higher than usual software sales in the Access segment. If I had – and I’ll preempt one question, if I had to try to sort of normalize that gross margin profile, if you look at what we’ve done sequentially, Q1 2014 versus Q4 2013 or the previous year, you see that usually gross margin is down by about 100 basis points from Q4 to the following Q1. That would not be a bad place to think about how that flattering of the gross margin has been due to this higher than usual proportion of software sales. If you look on the last 12-month basis, you do see that continuing improvement in gross margin at 34% on an annualized basis compared to 32.2% in the last 12 months ending in Q1 2014.

Adjusted operating income, as Michel said more than doubled compared to last year, €82 million corresponding to an operating margin of 2.5%. We also look on an annualized basis and you see that we have made significant progress, an increase of 38% in absolute numbers and an implied operating margin of 5% compared to 3.5% in the last 12 months ending in Q1 2014.

Cash flow continues to improve. And when you look at free cash flow overall for the group in the quarter, it has improved by an order of magnitude and is consistent with the improvement in operating income. Interestingly, free cash flow pre-restructuring on an annualized basis has now crossed the €100 million mark, some kind of arbitrary, but nonetheless interesting benchmark and that bodes well for the rest of the year.

If I try to move on to now highlights by business lines, first, Core Networking, on slide five, and some words on IP routing. Headline revenue grew 6% year-on-year, declined 6% at constant rates. I remind you that the comparison for routing is particularly strong in Q1 2014 given we had barely no seasonality in Q1 2014 compared to Q4 2013. Typically, we see seasonality is down between 15% and 20%. In that quarter, we had seasonality down of 1%. We see that it was a high comparison base in Q1 2014. The numbers achieved in Q1 for routing reflect strong momentum in EMEA, coming from a number of operators. It’s really across the region as well as from CALA. This was offset by a slowdown among a few key customers in North America and a temporary spending pause in Japan. We view this as temporary and expect a gradual improvement throughout the rest of the year, with more prominence in the second half to be precise. Our positioning remains strong, as illustrated by the latest Dell’Oro, which positioned us now as the number two vendor in the global IP routing edge and core and we continue to record solid commercial traction. The Core Router added three new customers, including one outside of the telco space, so consistent with our efforts in the diversification strategy. Revenue wise, Core Routers have nearly tripled, admittedly from a very low base, but we expect that we can achieve high single-digit market share in 2014.

The virtualized routing platform continues to gather momentum, earning three VSR wins in the quarter, total of eight wins to-date, and we have 55 proof-of-concepts or trials underway. Nuage has a steady pace and you’ve seen this from quarter-to-quarter over the past year, added four new customers including China Telecom Cloud Company, financial institutions and service provider clouds, bringing the total of our customers to 20. In addition, we have successfully completed 75 trials across all geographies. Momentum outside traditional telco service providers continues with revenue recording very robust double-digit growth rate and the percentage of total routing sales attributable to non-telcos I think has actually increased by five percentage points.

In Transport, revenue grew both at actual and constant rates. Terrestrial Optics continued to grow in Q1 in the mid single-digit range. This was essentially driven by EMEA, recording good growth across the region, and again, in CALA. North America was down as the Verizon contract has yet to contribute to revenues. This should start to show up in H2. APAC was also down, but with the contrasting performance across countries in the region.

From a products standpoint, the ramp-up of our new technologies continued at a fast pace and our 1830 PSS platform now represents 60% of our terrestrial product revenues. This compares to 44% in Q1 last year and 55% in Q4, so continuing that momentum. Non-telco sales represented more than 15% of revenue and across verticals, energy, transportation, web scale players, including some outside of the United States and government.

Submarine, the growth has resumed at a double-digit growth rate and the pipeline continues to build up nicely. I’m pleased to report that the work is progressing on the key contracts highlighted at our Investor Day last November with some upgrades already under discussion and away from these contracts numerous ISPs for new long-haul repeatered systems, so the ones that are long and value-added.

Worthy of note, ASN recorded its first win in the oil and gas sector since the oil price fall, and that’s for platform connectivity, which demonstrates the relevance of pursuing a development strategy in that sector.

Platforms up 7% at actual rates, down 6% at constant rates. This reflects the tail end of portfolio rationalization, lumpiness in SDM, which had a record quarter last year and ends a difficult comparison basis, on the one hand and IMS experienced good double-digit growth driven by continued traction in North America with voice over LTE subscribers continuing to be added and our customers adding capacity. Good growth as well in Motive and Network Intelligence coming notably from APAC’s ex-China and North America. Cloudband doesn’t really represent much revenues now, but continues to gather momentum with new projects and trials. To-date, Cloudband is involved in 26 projects across 18 customers.

Moving on to slide six and I’ll try to accelerate the pace, Core Networking financials, adjusted operating income is down €41 million, that reflects two things: lower contribution to profitability from routing given the lower volumes and also a less favorable product mix. It also reflects increased spending initiatives in projects supporting our future growth and notably in the market diversification which is producing some results already, as Core Networking is the segment where we concentrate most of our efforts in that respect. Adjusted operating income for Core Networking also reflects a continuing operating loss situation for Transport, but on a path to recovery and Platforms as modestly improved its contribution to adjusted operating income for the quarter.

If you look at it on an annualized basis, operating margin for Core Networking is at 9.5%, stable year-on-year. Segment operating cash flow is negative in the quarter, bearing the impact of the adjusted operating income decrease, as well as the buildup in inventories, notably reflecting the growth acceleration in Terrestrial Optics and as well as the upswing in the cycle in Submarine.

If I go to slide seven, which is Access, the key highlights, wireless, frankly, had a good quarter, despite a challenging market environment marked by lower spending in North America and some delays in rollouts in China. We have revenues up at 19% at actual rates, flat at constant rates, as the momentum continued with strong growth both on a year-on-year basis and a quarter-on-quarter basis. We have six new LTE wins across North America, Europe and Asia-Pacific, including our selection by China Telecom as one of the top three suppliers for the rollout of mobile ultra-broadband services across China. To-date, we are a supplier to more than 75 LTE customers including eight of the top 10 global operators. Our overall RAN products including LTE, small cells and 2G and 3G also grew both on a year-on-year and a quarter-on-quarter basis, which should translate in market share gains and we have good traction from our product and technologies portfolio, as we introduced our new vRAN platform born of our NFV collaboration with Intel.

Fixed Networks, branded new, relatively stable at constant currency, reflecting on the one hand a spending pause in North America at some of the major customers, partially compensated by growth with smaller Tier 2 and Tier 3 customers. On the other hand, good traction outside of North America, EMEA had a good quarter out of a strong baseline last year, driven by fierce competition among operators for broadband access and APAC ex-China continued to grow driven notably by Australia and Southeast Asia. This performance outside North America confirms the positive market trends that you have seen already in the previous quarters and we continue to believe this should continue given our robust order intakes. New technologies continue to gain traction be it in G.Fast, which is a very powerful version of our vectoring business, as well as technologies adapted to cable and MSOs given our focus on diversifying away from traditional telco providers.

If I move on to the financial highlights for the segment as a whole, that’s slide eight, adjusted operating income shows a profit of €67 million. That reflects strong and upward contribution from fixed access that continues to record a double-digit operating margin despite flat revenues overall and a lower contribution from North America.

Continuing profitability improvement in wireless albeit from in part the higher than usual proportion of software sales that I referred to earlier, as well as an improvement in the contribution of managed services given the turnaround in profitability we are experiencing. Segment cash flow is negative and that reflects inventory buildups for LTE rollouts in China and an increase in DSOs from certain customers.

If I look at the P&L as a whole, you see all the line items, perhaps one word on OpEx, you see that growing at 12% at actual rates, of course, that reflects the impact – the translation impact of the dollar, if I take that away, OpEx at constant rate is essentially flat. That reflects also some of the increased spending in market initiatives and R&D that I referred to earlier to spur our growth, notably in consistent with the diversification strategy. Finance costs, some elements that I probably need to flag. First of all, we have an improvement in our interest costs and that’s essentially the reflection of all the financing initiatives we’ve done and that now are bearing their full effect. On the other hand, perhaps more one-off, which is the impact of the completion of our transaction with Louis Dreyfus Armateurs in connection with our Submarine business, where it led to a re-evaluation of our historical stake in our JV consistent with that restructuring that we did and that generated a non-cash capital gain of €100 million and the details of that is in our financial statement. Income tax, nothing major to report other than the fact that we have a lower income tax benefit, in fact, an expense in Q1 2015, and that’s in part because in Q1 2014 we had an activation of deferred tax assets in the United States.

Looking at free cash flow on slide 10, I’ve talked about operating income. When you look at operating cash flow overall, you see that the improvement is broadly consistent with the improvement in operating income, and when you look at the non-operational items broadly, the variations offset each other so that you get to a free cash flow that has improved by €66 million, so at €332 million of cash burn compared to a cash burn of €398 million, so continued improvement on that metric. If you look at the – on an annualized basis, you get to a number of total free cash flow for the last 12 months in terms of cash burn of €354 million, which is an improvement of €150 million from the corresponding period ending in Q1 2014, so continued improvement also from that perspective. With that, and perhaps I’ll be happy to come back to certain items in Q&A, I’ll pass it on to Philippe who will shed some more light on our relentless focus on cost and cash. Philippe?

Philippe Guillemot (Chief Operating Officer)

Thank you, Jean. Let me give you an update on the progress made since the last Investor Day. You may remember that turning around Alcatel-Lucent has meant to develop a complete set of initiatives to reduce costs, both fixed and variable, and improve the way we do business. The Shift Plan is structured and organized by project. We have dozens of projects running in parallel with dedicated teams.

You can see on the slide 12, how we have progressed on the major ones. This is a slide I already presented at the Investor Day last November, updated with latest achievements. We have continued to move ahead and we have now seven additional projects brought to completion and one project having entered into the final negotiation phase. To be noticed the completion of the transfer of task and resources to Accenture for the finance and HR BPO project and the R&D outsourcing of our optics legacy technology both in Italy and China. We still have two projects to complete: partial divestment of our third-party integration portfolio and further manufacturing outsourcing. These projects are on track and will not be derailed by the Nokia-ALU deal announcement.

Next slide, you’ve seen on the operating model implemented in 2013 has delivered so far gross margin improvement and fixed cost reductions. So where do we stand at the end of Q1 and what do we expect? Cumulative fixed cost savings of €668 million at the end of Q1 or more than 70% of the Shift Plan target. Fixed cost savings in Q1 were entirely reinvested in projects designed to drive future growth, in particular, sales and research and development initiatives in order to accelerate our diversification strategy. This is consistent with what we highlighted at the Investor Day and 2014 full year results. As we have been able to manage our cost reduction plan efficiently and deliver cost reduction at an accelerated pace in 2013 and 2014, this has enabled us to invest for future growth. In light of this investment, mostly concentrated from Q4 2014 to H1 2015, the pace of cost reduction is expected to be back-end loaded in 2015. Fixed cost savings remain at the forefront of our priorities and we will deliver the €950 million target. Two reasons for being confident. First, actions recently launched and for which execution will be finalized in the course of 2015 with complement shift measures already implemented having a full year impact in 2015. You have seen the progress achieved in implementation of projects in the preceding slide.

Second, we take into account a more adverse business environment current soft spending environment in some geographies and potential impact of the announcement of the combination with Nokia. Therefore, we are taking actions and decisions on all lines of the P&L to secure our growth. For instance, proceeding very carefully with investment and screen-out of every initiative, re-profiling resource allocations from low return to higher return project, accelerating procurement actions, maintaining discipline in discretionary spend.

As Q1 demonstrates, we are on the right improving path and remain firmly committed to deliver positive free cash flow in 2015. Being free cash flow positive remains more than ever our top priority for 2015. With Shift, priority to cash has been given since the start and we will continue to do so. We have put in place a stronger corporate cash culture with cash being at the center of every decision we make with stronger focus on terms and conditions and working cap. Processes in place allow us to quickly adapt to a changing environment and protect cash - recruitment, CapEx approval, offer reviews to name a few.

As a conclusion, all Shift Plan project will be fully delivered by year-end. This will translate in both gross margin improvement compared to last year and lower breakeven point with fixed cost reduced by €950 million over three years of the Shift Plan. ALU priority remains to be free cash flow positive in 2015.

Michel Combes (Chief Executive Officer)

Okay. So thank you, Jean. Thank you, Philippe and let’s turn to Q&A.

Operator: Thank you, sir. Your first question comes from Gareth Jenkins from UBS. Please go ahead, sir.

Gareth Jenkins - UBS

Yeah. Thank you. Two if I could please, gentlemen. Firstly, on Core Networking, I presume your target for margin is unchanged at 12.5% and I just wondered what the puts and takes are through the course of this year to attain that target. So presumably you’re accelerating an OpEx which is lower margin, but the ramping core routing probably then brings your margins up over time.

And then secondly, maybe one for Philippe, just on the cost saving, could you talk to us about the gross cost savings that you’ve achieved in the quarter, because I think on a net basis, your reinvestment slightly outweighed the gross savings, so could you maybe just fill us in on the gross savings in the quarter? Thank you.

Michel Combes (Chief Executive Officer)

Okay. So thank you for your two questions. First, on the Core Networking margin, we reiterate our target of 12.5% for the year. Let’s say on the fourth quarter in a row, if I look at end of Q1, we are at 9.5% on a yearly basis as far as, let’s say, our Core Networking margin is concerned. So we confirm the uplift that we will see in the next three quarters in order to reach this 12.5%. Where will it come from? Several drivers for this improvement.

First, we continue to expect a strong performance in routing which as you know is a strong OP contributor. Second, Submarine is still in the early days of the cyclical upswing that we had referred to. The trend should accelerate as we progress through the year and the operating leverage associated should materialize. And last, in Terrestrial Optics, we anticipate an acceleration in growth, which would translate into operating income improvement. So that is the reason why we are confident on this 12.5% target that has been presented since now 2.5 years.

On your second question, we don’t report on our gross cost savings. We have outlined what I had mentioned at, let’s say, year-end results, which was to say we would reinvest ahead, meaning beginning of the year, in diversification, which means additional investment in R&D on one side and additional investment in channels on the other side that impact mainly, quite exclusively, the Core Network segment and the performance that you’ve seen in Core Network segment this quarter. And obviously, I had always said we would invest in phase, so Q1, a bit of Q2, and that will fade away for Q3, Q4. So that’s the way you will look at it and we reiterate our €950 million cost savings in the course of the Shift Plan.

Gareth Jenkins - UBS

Thank you.

Operator: Thank you. The next question comes from François Meunier from Morgan Stanley. Please go ahead.

François Meunier - Morgan Stanley

Thank you. Monsieur Combes, I was wondering about the Wireless Access business. It is fair to say that both Ericsson and Nokia had really, really bad results this quarter. They complain about not having much software upgrade this quarter. And then, in particular, Nokia complained about the pricing.

So the first question is why discrepancy between what you saw and what they saw? Is that new paradigm for Alcatel? And also, looking at the numbers, I’m trying to do a few estimates. It looks like you might already be at breakeven in terms of margins for the Wireless division this quarter, which is a target for the year, I guess?

Michel Combes (Chief Executive Officer)

So first, I guess we have always to be a bit cautious when we compare in between different vendors. As for example, software upgrades can have a different seasonality for one vendor compared to the other vendor. It’s clear and I guess that it was mentioned by Jean that we got the benefit of software upgrades in Q1 as far as Alcatel-Lucent is concerned. I cannot really comment for my competitors, but let’s say that’s the way it is for Alcatel-Lucent.

Our growth was mainly driven by Chinese rollouts. As you know, let’s say we’ve quite a strong position in this market. We are number three global player in China after the two Chinese players, and so that’s where the growth was coming from, hence, the good performance that we’ve been able to show in Q1 with, obviously, the continuing deployment that we do in the U.S.

In terms of pricing, fair to say that there is some pressure in the marketplace, mainly in China, due to a heavy competition there, but we are benefiting as well, as far as Alcatel-Lucent is concerned, from an improvement in our cost structure. We have just released in the past few months our new base band unit and our new RRH, which allow us to reach lower cost points compared to our previous generations in terms of technology, so which translates into an improvement in terms of profitability. So obviously, we are coming from lower profitability than our competitors in these segments, so that allows us probably to improve more than them.

As far as we are concerned, we are on track with what we’ve said, which is that we are focused on improving profitability. I will not comment on breakeven this quarter of note. You know what, let’s say, we are trending for, which is breakeven on the year, and so that’s where I remain. And of course, let’s say, the commitment that we’ve taken is this €200 million operating free cash to be delivered by the Access segment for 2015.

Next question?

Operator: Thank you, sir. Your next question comes from Vincent Maulay from Oddo. Please go ahead.

Vincent Maulay - Oddo

Good morning. Two questions on the Nokia deal. Could you detail what kind of due diligence you were able to deal with and then maybe what kind of confidence you have on the quality of gross margin on the Nokia contract in the order book?

And the second one, on the price competition, because Rajeev Suri mentioned more competition in the industry, just to know if you see similar trends including in U.S. now that the U.S. market versus a muted?

Michel Combes (Chief Executive Officer)

Sure. First of all, on the Nokia deal, which is your first question. As I have always said, deal that we have presented is a structural deal, I mean it’s a strategic deal and I have highlighted the fact that nobody is challenging the rationale of this deal. Such a deal doesn’t depend on the performance of an isolated quarter. And one quarter doesn’t make trends. So you know extremely well, as much as I do, that there is seasonality in our results and so there is a bit of volatility in the results of our different vendors. So I guess that you should not consider a quarter as a trend.

I would like to highlight the most important piece, which is the guidance which has been reiterated by both companies during their quarterly results. Meaning that we have just reiterated to you today all our commitments as far as Shift is concerned and when I listen to what Nokia has mentioned, they’ve reconfirmed their guidance in terms of operating margin for their Network business that said that it would be in between 8% and 11%. They came last week by saying that it would be midrange. So there is no reason why I should not trust this commitment from Nokia.

In terms of due diligence, as you can imagine, we have done the due diligence work, which is usual when, let’s say, we are in search of a deal in between two listed companies. We rely, of course, on public information as it has been delivered by Nokia. So that was your first question.

To be fair, I forgot your second question. So can I ask you to reiterate your second question?

Vincent Maulay - Oddo

Yeah, sure. On the – Rajeev commented on the price competition and if you can give us some color, if it increased according to U.S. now that the U.S. market is muted regarding growth?

Michel Combes (Chief Executive Officer)

Well, first, we have to be, again, a bit cautious when we try to compare, because have in mind that we are not addressing the same segments of the market because of course, Rajeev is, of course, only on wireless, where we are on all the rest in terms of business lines. So I guess that your question is more on wireless. But I’ve told you and I have confirmed to you what Rajeev had mentioned which is pressure competition in China due, by the way, to the number of players in this market, so no doubt there.

In the U.S., I mean the point was more slowdown of volumes rather than really a price competition except maybe in Sprint, but let’s say that’s where I could, let’s say, give the type of color. So that’s the way we see it.

Again, an important point for us and that was flagged by David Geary at the Investor Day is that we have been able to deliver in the past few months our new platform in terms of baseband unit and RRH which has really allowed us to reach a new cost point as far as wireless is concerned, so which means that despite for example, the pressure on margins in China we have been able to cope with it, thanks to the reduction of our cost point.

Vincent Maulay - Oddo

Thanks.

Operator: Thank you. Next question comes from Alexander Peterc from Exane BNP Paribas. Please go ahead, sir.

Alexander Peterc - Exane BNP Paribas

Hi. Thanks for taking the question. Just first of all, if you could expand a little bit on the negative inflection you see in some markets, you mentioned the U.S. and Japan. You say that’s a temporary phenomenon and H2 should be stronger back-end loaded year. So can you just share with us what gives you the confidence that this will effectively occur? Is it a customer spending plan or any other factors behind it?

And the second question is, I hear you talking about the potential impact from the combination with Nokia, which is a little bit new in your wording, so what do you mean by that? Do you actually see potential slight negative developments in terms of revenue in the coming quarters, as a result of the combination? Or is it just a kind of statement? Thank you.

Michel Combes (Chief Executive Officer)

Sure. On your first point concerning the first quarter, so slowdown in North America, as I have already mentioned, and by the way, which has been clearly explicited by all the vendors and I guess that there is no nearly public figures on the level of CapEx of Verizon, AT&T and Sprint, which were lower in Q1 this year compared to Q1 last year, significantly for some of them. So that’s one piece.

Of course, let’s say, as you can expect to have discussions with those guys, but the most important piece, in my view, for you to make up your mind is that you have also what has been committed by those players to the market in terms of full year spend. So if you take what they have spent in Q1, if you take their commitment for the year, you will appreciate why we say that we foresee an inflection in second half of the year and we foresee the fact that this year will be back-loaded where let’s say, the previous year was front-loaded. So therefore, North America – so I guess, it’s very clear that in our mind, it’s conjunctural and not structural.

The other piece being Japan, where we have seen one of the big customer freezing some of its CapEx spend as well beginning of the year, and again, we have good reasons to think that this will be unfrozen in the second half of the year. There is a basic reason for that which is that in any case data traffic are exploding and you have to accommodate all those trends. So that’s the reason why we say conjunctural rather than structural and we’ve good reasons to give you this type of color.

As far as Nokia is concerned, I’m not so sure that it’s brand new what I am, let’s say, what we’re saying, and of course, it’s a little bit difficult to quantify, meaning that in the period in which we are entering, there is a bit of overlaps in some of our product roadmaps, and so, you can expect that a few customers might elect to postpone a bit some of their decisions in terms of investments when they can, which is, let’s say, not in many case, in order to figure out what will be their future roadmap before concerning one or the other product. So that’s just what I’m referring to. I mean that’s quite usual in this type of case, and so, I am just telling you most likely that might, let’s say, impact a bit our revenue growth potential in the next coming quarters and two things that we are doing.

First one is what Philippe has shared with you is how we manage our cost structure and our cash delivery in order to make sure that whatever happens, we will be able to cope with that, so and I guess that I hope we have given you the comfort which is needed there, and the reactivity of this management team in order to take this type of decision, so very clear on this one.

The second is to shorten as much as we can the period in between signing and closing. We have said that, let’s say, we expect closing latest in H1 2016. We are working diligently in order to reduce this timing. We will have by mid of May filed in all the main jurisdictions in order to make sure that we get approvals as quickly as possible from a regulatory point of view. That’s a joint wish from Nokia and from Alcatel-Lucent.

Alexander Peterc - Exane BNP Paribas

Thank you very much. Very clear.

Operator: Thank you. Next question comes from Ehud Gelblum from Citigroup. Please go ahead.

Ehud A. Gelblum - Citigroup

Good morning and good afternoon. Thank you very much. Couple of questions on the deal, if I could, a couple structural things. I assume we’re still on track for the IPO of Submarine business. It sounds like it’s picking back up again and the oil and gas businesses are starting to give you contracts, which is positive.

Nokia also has a few deals that are in the pipeline similar to your Submarine IPO. It appears to be Here business, it’s Maps business up for strategic review, and it’s also leaving a landing an arbitration with Samsung, both of which could bring in cash. Between your Submarine IPO and Nokia’s whatever it does for the Here business, and however, the Samsung deal concludes, are there any – would the structure of your deal, the 0.55 stock ratio, get re-struck at any point based on how those three events occur throughout the year or regardless? So if they get those, would that value accrue to Alcatel shareholders or does it get re-struck?

Jean Raby (Chief Financial & Legal Officer)

In the structure of the transaction, any of these events, in fact, accrue to both types of shareholders except if – not except actually, but it’s different ways. If the proceeds are kept by either Alcatel-Lucent or Nokia, in our case, Submarine, in their case, potentially Here, there is absolutely no modification of the exchange ratio, none whatsoever. If the proceeds are dividended in part or if for example in our case, we affect the IPO of ASN via a spinoff, the exchange ratio would be modified to reflect in either the size of any special dividend or the value of the spinoff of ASN, in our case, if we were to choose that path. That’s the way the deal is structured.

Ehud A. Gelblum - Citigroup

Okay. Thank you. And then if I could just ask one thing on the software revenues. Michel, I understand that your software revenues are independent of other competitors of yours. Was your software strong software quarter for just one quarter or should we expect that to extend for a couple of quarters and if you can give us some insight was it VoLTE related or other types of software?

And then finally, following up on the prior question, Rajeev did mention pricing pressure not just in China and the U.S. He mentioned it – talked about it globally around the world. I’m wondering outside of North America and China, it sounds like it’s just confirming you’re not seeing any incremental pricing pressure even though it sounds like there might be?

Michel Combes (Chief Executive Officer)

First on your second question, again, as you know, we are mainly in wireless so that’s why I was just answering on wireless, because that’s where Rajeev made his point.

Ehud A. Gelblum - Citigroup

Got it.

Michel Combes (Chief Executive Officer)

We’re mainly, as far as we are concerned, raising our revenue from North America and from China. So that’s why I have commented both markets. For the other markets, we are less exposed than Nokia is. So I let Rajeev with his comments, because he has a much better view of what’s happening in these other markets. But as far as North America and China are concerned, I guess that I have been very clear on what we are seeing. So there is no doubt there.

The first question was software revenue. So that’s not related to VoLTE. That’s software revenue which are related to our wireless networks in terms of upgrade of let’s say the networks. So again, I’m not going to tell you what will come in which quarter because that’s depending on the contract that we have with the different customers and when we charge for those upgrades depending on when the customers are looking for these upgrades or expansions. So but what we have said and which is clear is that we have had quite a significant amount of software revenue this quarter.

Ehud A. Gelblum - Citigroup

Thank you very much. Helpful.

Operator: Thank you. Next question comes from Sandeep Deshpande from JPMorgan. Please go ahead.

Sandeep S. Deshpande - JPMorgan

Yeah. Hi. Thanks. If I may ask a couple of questions. Jean mentioned in his initial remarks that you expect that by the end of the year Alcatel-Lucent Core Routing will have high single-digit market share. So that would mean that the revenue attributed to core routing within the routing business will increase very significantly year-on-year despite that 3x improvement already seen. So is that what is expected based on the contracts you have and this is based on signed contracts?

And secondly, regarding this question on software and the impact on gross margin, you had a very strong performance in gross margin in the quarter and given that this is software related, are you saying that we should not be reading across this gross margin through the rest of the year because there was a large element of one-off in this gross margin and so this may not recur through the rest of the quarter?

Michel Combes (Chief Executive Officer)

Two questions, so first on the Core Routing that, as you know, we enter in this market little bit less than two years ago. We had always said that there was no reason why we should not bring our market share to the level of what we had in edge, so for the time being what we said is that by the end of the year, we are shooting for this high single-digit market share. As we have reported this quarter, we have multiplied our revenue by three in between, let’s say, last year and this year. Of course, we were coming from quite small figures, so yes, it’s based and the forecast which has been given to you by Jean is based on our backlog in terms of core contracts. We have already told you the number of contracts that we have secured and that takes a bit of time in order to be rolled out.

So once again, we are on track with what we have always said, which is for the edge routing. We maintain our momentum just, let’s say, exceeding a bit the growth of our competitors which still allow us to grab a bit of market share, but let’s say not usually, and now, we are getting traction in Core Routing as well as on our new products such as Nuage. So that’s the first piece.

For the second piece, I guess that Jean has been very clear, let’s say, stating that you should not derive let’s say from this quarter margin what’s going to happen in the next quarters for the reasons that he has exposed. What we seek, too, is the gross margin for the year will be at or slightly above 34%. So that gives you, let’s say, some ideas on, let’s say, where we should drive for and you know that H2 is always higher than H1. So I guess that you have Q1, you know where we’ll go for the full year, and let’s say I give you more or less a split in between H1 and H2, so that gives you also some hints of where we believe you should forecast Q2.

Sandeep S. Deshpande - JPMorgan

Thank you, Michel. I mean just one follow-up on the routing question. I mean one of the synergies associated with the merger with Nokia would be your routers being sold where Nokia has wireless exposure where you don’t have the footprint in wireless. Have you looked at – is there significant cross-selling opportunities possible there, or is it that already that you’re already selling into edge routers, for instance, in positions where Nokia has its wireless equipment?

Michel Combes (Chief Executive Officer)

Of course, as you can imagine, and I guess it was probably presented by Rajeev as well. In terms of revenue, Rajeev has said that let’s say our revenue synergies and dis-synergies would be more or less neutral in, let’s say, the context of the deal, meaning that he expects that some overlap in some customers might result in market share moving slightly down, which would be offset by synergies uplift which are mainly coming from, let’s say, the point that you are mentioning, which is the ability for the new Nokia to bring Alcatel-Lucent products and namely routing products, not only routing, but that’s one of the bigger space, to existing Nokia customers. You know that Nokia today is already distributing routing products from our competitors, and so, obviously, there is an easy win there in that space, which will take a bit of time in order to be implemented, but we have with that a clear view of the expectations in terms of revenue uplift that we might generate.

Sandeep S. Deshpande - JPMorgan

Thank you, Michel.

Operator: Thank you. Your next question comes from Pierre Ferragu from Bernstein. Please go ahead.

Pierre C. Ferragu - Bernstein

Hi. Thank you for taking my question. So first a quick one on optics, this is an area where your revenue did extenuate in the quarter. And my question was specifically on Terrestrial Optics. We know this is a business where things are very difficult, so it’s probably still like a negative number at the bottom of the P&L in that part of the business. What does the trajectory look like for this year in Terrestrial Optics? Do you think there is like good chances that we can grow revenue there? And how much P&L improvement should we expect from that part of the business?

And then maybe a very, very short question to Philippe. You talked about achieving the €950 million cost saving objective at the end of the year. Maybe if you could give us an idea of what would that correspond to in terms of run rate OpEx as we exit 2015, gross savings, so excluding the reinvestments you’re making, and then, also net savings once you’ve baked in the reinvestments you’ve decided, what kind of run rate OpEx do we have as we enter into 2016? Thank you.

Michel Combes (Chief Executive Officer)

So on your first question, optics, it’s fair to say that we have seen in Q1 and we expect in the quarters to come a significant uplift in terms of revenue, which should drive us to a double-digit growth in Terrestrial Optics. Coming first, as you know, and as you have seen, we have a very strong position in EMEA and we’ve a, let’s say, potential new wins there, which should enrich our growth profile as well as the kicking of the deals that we were awarded in the U.S. You remember that we disclosed this one with Verizon, but it’s not the only one which will bring some additional support to this growth profile for optics, Terrestrial Optics.

By the way, we have always said that it was what we were foreseeing, meaning that we are ready to transition from legacy technology to new technology, so now, we have passed the inflection point, meaning when you look at DWDM that represents 60% of our revenue, and within this, I guess that nearly 50% is coming from 100-gig or both, so which means that we are in this transition and this transition is accelerating due to the fact there is an explosion of the data traffic and Alcatel-Lucent is well-positioned on this new technology platform.

That’s for the Optics piece. For the second piece, again, we are not going to enter into this level of detail, so we are not going to give you an answer to what level of OpEx we’ll have at the end of the year. The commitment is €950 million savings in the context of the three years. For the years to come, we’ll come in due time with the new plan. I will pick maybe I don’t know if there is still two questions. Let’s take the remaining two questions.

Operator: Thank you, sir. Your next question comes from Andrew Gardiner with Barclays. Please go ahead.

Andrew M. Gardiner - Barclays

Good afternoon. Thank you. Perhaps if I could just ask the last question in a slightly different way in terms of the savings. I mean you mentioned the reinvestment is going to continue at least a little bit in second quarter and then fade, but from a step-down in OpEx that you’re suggesting for the second half of the year in order to get to that €950 million in net savings is quite significant. Philippe, you discussed some of the drivers of the cost cuts, but I was wondering if you could you give us more detail as to the specific type of savings that are coming through which will allow for such a material step-down in 3Q and again in 4Q, particularly given the FX headwind that you’re facing on the cost side as well? Just some of the big chunky drivers that will get us to that €950 million would be quite helpful. Thank you.

Michel Combes (Chief Executive Officer)

Philippe?

Philippe Guillemot (Chief Operating Officer)

Yeah, just a reminder, we measure the savings at constant exchange rate, not actual, so you need to discount this in your calculations. As I explained, all the actions we have already implemented and the new ones that we are implementing this year are generating savings and they have been, as I said, offset by investments in Q1 and they will be partially offset in Q2, but as we’ll stop this investment, as it will fade, as you said in Q2, then you will see the savings impact in full in Q3 and Q4 and the reason why as I explained earlier, we are confident in reaching our €950 million cost savings over the three-year period of the Shift Plan.

Michel Combes (Chief Executive Officer)

So that’s why I let Philippe give you this granularity in order for you to appreciate the fact and the reason why we are very comfortable on the €950 million as we have been comfortable to deliver that in the first two years of the plan. I just wanted to highlight that, because of course the context in which we are, I guess it was useful for you to really sense that all that was not only under control but was proactively managed by Philippe and the teams. There is a last question, so we’ll take the last question.

Operator: Thank you. Your final question comes from Achal Sultania with Credit Suisse.

Achal Sultania - Credit Suisse

Hi. Thanks for taking my question. It’s Jean, I think you mentioned at Analyst Day back in November about and you talked about significant net operating losses that you have. If I remember correctly, I think it was about $10 billion each in the U.S. and France and then some more in outside these countries. Can you just remind us like how do you think about your ability to use some of those deferred tax assets going forward and what’s the timeline on those?

Jean Raby (Chief Financial & Legal Officer)

Thank you. The overall framework has not changed. We have substantial net operating losses in the United States and substantial net operating losses in France. Given our profitability in our U.S. entities, we are activating these net operating losses as tax assets pretty much at the rate at which we can use them in the U.S. So if you look at our financial statements, you’ll see a depletion that is consistent with that. So we activate pretty much what we use on a yearly basis.

In France, given the way our operating model is set up, we do not yet activate net operating losses. That being said, in France, the substantial majority of these net operating losses have an indefinite life. That’s a bit different than in the United States when those net operating losses have a limited shelf life and they start losing their relevance starting in 2021, but given the expected profile we see in the profitability of our U.S. operations, we do not expect that limitation on their lives to be material to our ability to use those net operating losses over time.

Michel Combes (Chief Executive Officer)

Thank you, Jean. So if you allow me maybe just to wrap up this call. We are just one hour, so right in the time. If I was to wrap up, I just would like to re-highlight; on Q1, it was a quarter marked by slower spending environments notably in the U.S. In this context, we delivered continuing progress in profitability and cash flow, which demonstrates our success in building a resilient organization which clearly shows that the Shift Plan is working and that delivered.

So as also the last quarter unaffected by the announcements with Nokia, moving forward, we are expecting to experience some disturbance as a result of this combination. This is natural, not unexpected and we are prepared for that. Of course, we remain fully convinced that this combination is a powerful project, the most powerful project with long-term value creation for all stakeholders.

Second, we reiterate all our targets for 2015 the €7 billion and 12.5% in Core, the €200 million cash flow in excess, the €950 million in savings, and most importantly, as it is at the top of our priority, being free cash flow positive for the full year. So we reiterate all these targets and we flag that the profile of the year will be back-loaded which we have integrated in our day-to-day operations already as Philippe has explained.

Thanks for being there, and speak with you soon. Bye-bye.

Operator: Thank you. That concludes today’s conference call. Thank you for participating. You may now disconnect.

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